THE GRANT HARTFORD CORPORATION
619 S.W. Higgins Ave. Suite O, Mssoula, Montana 59803

September 7, 2007

Thomas J. Perers, BS, MA
11404 E. Laurel Rd.
Elk, Washington 99009

Dear Tom;

This is to confirm the arrangement between yourself and the Grant Hartford Corporation.

We ask that you review and organize our historical geological information and maps, review previous exploration work done on our property and make recommendations based on your analysis.

The Company will pay you $100 per day plus expenses. The Company will provide you with accommodation in Montana near the property.

Eric Sauve, President & CEO The Grant Hartford Corporation	Thomas J. Peters